SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-50303

NOTIFICATION OF LATE FILING

☑   Form 10-K  ☐   Form 11-K  ☐   Form 20-F  ☐   Form 10-Q  ☐   Form N-SAR

     For Period Ended: January 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Report on Form N-SAR
☐ Transition Report on Form 11-K

     For Transition Period Ended: Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

PART I
REGISTRANT INFORMATION

     Full name of registrant: Hayes Lemmerz International, Inc.

     Former name, if applicable: Not Applicable

     Address of principal executive office: 15300 Centennial Drive

     City, state and zip code: Northville, Michigan 48167

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company was unable, without unreasonable effort or expense, to timely file its Annual Report on Form 10-K for the fiscal year ended January 31, 2005, due to the complexity relating to the elimination of the one month lag in the consolidation of financial results of its international subsidiaries and the unexpected departure of the Company’s Director of Tax in the fourth quarter of fiscal year 2004. The Registrant’s Form 10-K for this period will be filed no later than the fifteenth calendar day following the prescribed due date of April 18, 2005.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Patrick C. Cauley	(734)	737-5075

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company incorporates by reference the description of its results of operations for its fiscal year ended January 31, 2005 as compared to the fiscal year ended January 31, 2004 that were disclosed in the Company's Current Report on Form 8-K filed on April 15, 2005.

Hayes Lemmerz International, Inc.
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

HAYES LEMMERZ INTERNATIONAL, INC.
	By:	/s/ PATRICK C. CAULEY
Patrick C. Cauley
Date: April 19, 2005		Vice President, General Counsel and Secretary

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